Robert W. Driskell
Executive Vice President and Chief Financial Officer
Hancock Fabrics, Inc.
One Fashion Way
Baldwyn, MS 38824

October 8, 2009

VIA EDGAR CORRESPONDENCE FILING
Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Hancock Fabrics, Inc.
Form 10-K for fiscal year ended January 31, 2009
Filed April 10, 2009
File No. 001-09482

Dear Ms. Thompson:

We have received your comment letter dated September 28, 2009, regarding the above referenced Form 10-K (File No. 001-09482) of Hancock Fabrics, Inc. (the “Company”) filed with the Commission on April 10, 2009 (the “Form 10-K”).

For your convenience, we have included the Staff’s comments in italics before our responses.

Comment 1.

While it appears that you have conducted an evaluation of internal control over financial reporting, it does not appear that you have disclosed your conclusion as required by Item 308T(a)(3) of Regulation S-K.  Please amend your filing within 10 business days to provide management’s conclusion as to the effectiveness of your internal control over financial reporting.

Response:

Upon the resolution of both comments included in your letter dated September 28, 2009 the Company will be filing an amended Form 10-K for the Fiscal Year Ended January 31, 2009 to revise our disclosure under Item 9A Controls and Procedures to include management’s conclusion as to the effectiveness of our internal control over financial reporting.  Our proposed replacement of item 9A in its entirety is the following (additions to the original language have been underlined):

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to the Company’s management, including the President  and Chief Executive Officer (principal executive officer) and Senior Vice President and Chief Financial Officer (principal financial officer), as appropriate, to allow timely decisions regarding the required disclosures.

As of the end of the period covered by this report (January 31, 2009), the Company’s management, under the supervision and with the participation of the Company’s President and Chief Executive Officer (principal executive officer) and Senior Vice President and Chief Financial Officer (principal financial officer), performed an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in the Rules 13a-15(e) and 15d-15(e) under the Exchange Act).  Based upon this evaluation and as a result of the remediation activities completed during 2008, the Company’s principal executive officer and principal financial officer, concluded that the Company’s disclosure controls and procedures were effective as of January 31, 2009.

Remediation and Changes in Internal Controls

The Company reported one material weakness in internal control over financial reporting in its Form 10-K for the fiscal year ended February 2, 2008.  This material weakness was the result of the Company not maintaining a sufficient complement of personnel with a level of financial reporting expertise that is commensurate with the Company’s financial reporting requirements. The lack of sufficient personnel resulted in a number of internal control deficiencies that were identified as significant. Management took the following actions to remediate the material weakness:

• Hired a new Senior Vice President and Chief Financial Officer in February 2008 to supplement the existing financial executive team.

• Continues the engagement of a third party accounting and consulting firm to assist with accounting and disclosure matters related to the financial reporting and accounting requirements.

• Realigned internal resources to improve the staffing and knowledge of the financial reporting and accounting functions under the direction of a new corporate controller.

• Improved segregation of duties within the accounting and IT departments including improved access and change management controls over accounting and other electronic systems that could impact the financial information.

Other than as described above, there have not been any other changes in our internal control over financial reporting in the twelve months ended January 31, 2009, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the interim or annual Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Hancock’s management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of January 31, 2009. In making this assessment, management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this assessment, management concluded that our internal control over financial reporting was effective as of January 31, 2009.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Comment 2.

In addition, please consider whether management’s failure to provide the disclosure required by Item 308T(a)(3) of Regulation S-K impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year, and revise your disclosure as appropriate.  If you continue to believe that your disclosure controls and procedures were effective as of January 31, 2009 in spite of having incomplete disclosures within your management’s report on internal control over financial reporting, please explain to us in reasonable detail why you believe that your conclusion of effectiveness for your disclosure controls and procedures is still appropriate, and revise your disclosure within your amended Form 10-K to explain this matter to your investors.

Response:

The Company continues to believe that our disclosure controls and procedures are effective as of January 31, 2009.

While reconsidering the effectiveness, the following facts and circumstances were significant contributors to our final conclusion 1) There are currently no known material financial or disclosure errors contained in our Form 10-K. 2) Readers of the Form 10-K in question could deduce that management’s conclusion about maintaining effective internal control over financial reporting was one of effectiveness as a result of the single material weakness of the prior year being remediated and no new material weaknesses being noted.  3) The Company employs standard best practices related to disclosure controls and procedures including the utilization of a disclosure control committee and review of final drafts of filings by senior executives including the Chief Executive Officer and the Chief Financial Officer. 4) Advisors including external counsel and consultants are employed by the Company to assure compliance with Exchange Act compliance issues such as this.

While we acknowledge that Item 9a was deficient and did not properly include the one sentence that definitively concluded on the effectiveness of internal control over financial reporting, we believe that the omission of one sentence does not create a material weakness relative to the content of Form 10-K and the standards established by Regulations S-X and S-K.

Based on the above facts in addition to the original evaluation of the effectiveness of our disclosure controls and procedures, we do not feel that an additional disclosure related to this issue is necessary.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional requests or questions, please do not hesitate to contact me.

Very truly yours,

Hancock Fabrics, Inc.

/s/ Robert W. Driskell

Robert W. Driskell
Executive Vice President and Chief
Financial Officer